EXHIBIT 99.(a)(1)(A)
IMMEDIATELY -- July 19, 2000

Jack Liles:  (601) 933-1240

                   HIGH ROAD COMPLETES CASH TENDER OFFER


JACKSON, MS -- July 19, 2000 -- High Road Acquisition Corp. announced today that its subsidiary High Road Acquisition Subsidiary Corp. has completed its $8.05 per share cash tender offer for all of the outstanding shares of common stock of KLLM Transport Services, Inc. (Nasdaq National Market-KLLM). The subsequent offering period for the tender offer expired at 5:00 p.m., New York City time on Tuesday, July 18, 2000, at which time approximately 3,297,869 shares of KLLM common stock were validly tendered. Payment for the shares purchased during the subsequent offering period will be made promptly through Harris Trust Company of New York, the depositary for the tender offer. The tendered shares, together with the 689,123 shares acquired by High Road Acquisition Corp. from the Liles family, represent approximately 97% of the outstanding shares of KLLM common stock.

     High Road intends to complete its acquisition of KLLM by means of a merger of its subsidiary High Road Acquisition Subsidiary Corp. with and into KLLM. KLLM will be the surviving corporation in the merger, and High Road Acquisition Corp. will be the sole stockholder of KLLM. As a result of High Road obtaining more than 90% of the outstanding shares of KLLM common stock, High Road will effect the merger without prior notice to, or any action by, any other stockholder of KLLM. Upon the closing of the merger, stockholders who did not tender their shares in the offer, other than those who properly assert appraisal rights under Delaware law, will receive the same price paid during the tender offer: $8.05 per share, net to the seller in cash, without interest. The merger is expected to close before the end of the month.

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